UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of June, 2008
Commission File Number 000-31212
Metal Storm Limited
(Translation of registrant’s name into English)
Building 4, 848 Boundary Road, Richlands,
Queensland, Australia 4077
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F
☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

METAL STORM LIMITED ACN 064 270 006 Office of Naval Research Awards Contract to Metal Storm
Project advances development on innovative weapon system
ARLINGTON, VIRGINIA — 03 June, 2008 — Metal Storm (ASX: MST and NASDAQ: MTSX), is pleased to announce that Metal Storm Incorporated (MSI) has been awarded a major contract worth almost $US 1 million to progress the development of one of its weapon systems for the U.S. military.
MSI has been contracted by the Office of Naval Research (ONR) for the further development of a 12-gauge, Multi-shot Grenade Launcher. The Cost Plus Fixed Fee (CPFF) contract is valued at $US936,695. Work commences immediately with delivery scheduled in under 12 months.
The project will extend the work performed previously under a contract with the United States Marine Corps for a Multi-Shot Accessory Underbarrel Launcher (MAUL). The MAUL is a lightweight grenade launcher and shotgun attachment that fits under the barrel of a combat weapon such as the M-16 or M-4. It is capable of shooting 4 rounds from a single cartridge.
The MAUL was recently demonstrated before an audience of more than a hundred people at one of world’s premier small arms events, the International Infantry and Joint Services Small Arms Symposium in Dallas, Texas.
Peter D. Faulkner, Metal Storm Inc. General Manager, said: “In the early phases of this project we will be consulting with the Operational Commanders to determine mission needs and to identify the relevant current and future operational areas that the MAUL must address to be successful on the battlefield. This emphasis will bring the warfighter an auxiliary weapon with advanced capabilities beyond that of legacy weapons and enhance the effectiveness of the individual infantryman in both lethal and non-lethal scenarios.”
The MAUL design incorporates Metal Storm Limited’s patented, electronically initiated stacked projectile technology. It is capable of firing munitions across the spectrum, from fragmenting and door breaching grenades to non-lethal projectiles for law enforcement applications.
Metal Storm Limited CEO, Dr Lee Finniear, said the ONR contract provides a catalyst for the next stage of taking MAUL on its path to commercial production.
“It is clear from this latest US Navy contract that the MAUL weapon has the potential to provide a capability needed by today’s fighting soldier,” Dr Finniear said.
“I am very pleased that Metal Storm technology is embedded at the core of this unique weapon, and that the potential benefits of MAUL appear clear to the US Military.”

Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s NASDAQ Small Cap ticker symbol: MTSX
Company Contact:
Australia
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
USA
Peter Faulkner — General Manager, Metal Storm Inc. — Ph: +1 703 248 8218
About Metal Storm
Metal Storm Incorporated is an engineering services company, licensed to utilize Metal Storm Limited Stacked Projectile Electronic Ballistics Technology within the United States defense and homeland security markets.
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

604 page 1/2 15 July 2001
Form 604
Corporations Act 2001
Section 671B
Notice of change of interest of substantial holder

To:	Company Name/ Scheme	Metal Storm Limited
ACN/ARSN		064 270 006
1. Details of substantial holder(1)

Name	James Michael O’Dwyer
ACN/ARSN (if applicable)

There was a change in the interests of the substantial holder on	02/06/2008
The previous notice was given to the company on	30/11/2007
The previous notice was dated	30/11/2007
2. Previous and present voting power
The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

	Previous notice		Present notice
Class of securities (4)	Person’s votes	Voting power (5)	Person’s votes	Voting power (5)
Ordinary	193,673,624	32.35%	187,423,505	30.80%
3. Changes in relevant interests
Particulars of each change in, or change in the nature of, relevant interests of the substantial shareholder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

	Person whose		Consideration given	Class and number
Date of	relevant interest	Nature of	in relation to change	of securities	Person’s votes
change	changed	change (6)	(7)	affected	affected
See annexure A
4. Present relevant interests
Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

		Person
Holder of		entitled to be
relevant	Registered holder of	registered as	Nature of relevant	Class and number
interest	securities	holder (8)	interest (6)	of securities	Person’s votes
James Michael O’Dwyer	James Michael O’Dwyer	James Michael O’Dwyer	Registered holder of shares	62,026,783 ordinary shares	62,026,783

O’Dwyer Investments Pty Ltd	O’Dwyer Investments Pty Ltd	O’Dwyer Investments Pty Ltd	Registered holder of shares	125,396,722 ordinary shares	125,396,722
5. Changes in association
The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
Nil

604 page 2/2 15 July 2001
6. Addresses
The addresses of the person named in this form are as follows:

Name	Address
James Michael O’Dwyer	Unit 162, Admiralty Quays, 32 Macrossan Street, Brisbane
O’Dwyer Investments Pty Ltd ACN 010 495 315	c/- BDO Kendalls, Level 18, 300 Queen Street, Brisbane
Signature

print name	James Michael O’Dwyer	capacity

sign here	/s/ James Michael O’Dwyer	date	04/ 06 / 08
DIRECTIONS

(1)	If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2)	See the definition of “associate” in section 9 of the Corporations Act 2001.

(3)	See the definition of “relevant interest” in section 608 and 671B(7) of the Corporations Act 2001.

(4)	The voting shares of a company constitute one class unless divided into separate classes.

(5)	The person’s votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6)	Include details of:
(a)	any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b)	any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of “relevant agreement” in section 9 of the Corporations Act 2001.

(7)	Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its association in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8)	If the substantial holder is unable to determine the identity of the person (eg, if the relevant interest arises because of an option) write “unknown”.

(9)	Give details, if appropriate, of the present association and any change in that associate since the last substantial holding notice.

1 of 7

Metal Storm Limited
ACN 064 270 006
Annexure ‘A’ to Australian Securities & Investments Commission Form 604
Corporations Act 2001 Section 671B
This is the Annexure A of 7 pages referred to in number 3 of the Australian Securities & Investments Commission Form 604 signed and dated the 4th day of June 2008.

			Consideration	Class &
			given in	No. of	Person’s
Date of	Person whose relevant	Nature of	relation to	securities	votes
Change	interest changed	change (6)	change (7)	affected	affected
					Common
			AUD$	ADR’s	Stock
08/02/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.56	1,000	20,000
8/02/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.56	1,000	20,000
8/02/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.56	1,000	20,000
8/02/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.56	1,000	20,000
11/02/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.57	1,100	22,000
11/02/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.57	1,100	22,000
14/02/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.57	1,000	20,000
15/02/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.54	1,000	20,000
15/02/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.52	800	16,000
15/02/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.52	2,000	40,000
20/02/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.47	2,100	42,000
20/02/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.47	5,000	100,000
20/02/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.47	5,000	100,000
21/02/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.44	2,300	46,000
21/02/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.44	2,300	46,000
21/02/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.46	1,000	20,000
21/02/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.47	3,500	70,000
22/02/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.49	1,100	22,000
22/02/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.51	2,100	42,000
25/02/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.46	2,500	50,000
25/02/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.46	5,000	100,000

2 of 7

			Consideration	Class &
			given in	No. of	Person’s
Date of	Person whose relevant	Nature of	relation to	securities	votes
Change	interest changed	change (6)	change (7)	affected	affected
					Common
			AUD$	ADR’s	Stock
25/02/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.46	2,500	50,000
25/02/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.46	2,500	50,000
25/02/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.46	2,500	50,000
25/02/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.46	2,900	58,000
25/02/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.46	2,900	58,000
25/02/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.46	2,100	42,000
25/02/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.46	800	16,000
25/02/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.45	1,000	20,000
25/02/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.46	40	800
25/02/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.46	960	19,200
25/02/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.46	4,500	90,000
26/02/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.49	900	18,000
26/02/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.49	1,000	20,000
26/02/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.48	1,000	20,000
26/02/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.46	1,200	24,000
26/02/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.45	2,000	40,000
26/02/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.45	1,800	36,000
26/02/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.45	16,000	320,000
26/02/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.45	1,000	20,000
26/02/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.45	1,000	20,000
26/02/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.45	1,000	20,000
26/02/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.45	1,000	20,000
26/02/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.45	2,500	50,000
26/02/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.45	1,000	20,000
27/02/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.42	1,000	20,000
27/02/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.42	2,200	44,000
27/02/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.42	1,100	22,000
27/02/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.42	1,000	20,000

3 of 7

			Consideration	Class &
			given in	No. of	Person’s
Date of	Person whose relevant	Nature of	relation to	securities	votes
Change	interest changed	change (6)	change (7)	affected	affected
					Common
			AUD$	ADR’s	Stock
27/02/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.42	850	17,000
27/02/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.45	1,000	20,000
28/02/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.43	1,000	20,000
28/02/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.43	1,000	20,000
28/02/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.43	2,000	40,000
5/03/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.29	1,800	36,000
5/03/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.29	800	16,000
5/03/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.29	1,800	36,000
17/03/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.14	1,000	20,000
18/03/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.13	500	10,000
26/03/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.10	3,000	60,000
28/03/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.13	1,100	22,000
1/04/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.15	2,700	54,000
1/04/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.15	2,200	44,000
1/04/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.15	2,000	40,000
2/04/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.18	1,200	24,000
4/04/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.22	1,400	28,000
4/04/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.22	1,400	28,000
7/04/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.13	1,700	34,000
7/04/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.13	100	2,000
7/04/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.13	1,700	34,000
7/04/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.13	3,500	70,000
7/04/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.13	3,500	70,000
16/05/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.20	2,100	42,000
19/05/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.15	1,000	20,000
19/05/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.15	1,000	20,000
19/05/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.15	1,000	20,000
19/05/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.15	1,000	20,000

4 of 7

			Consideration	Class &
			given in	No. of	Person’s
Date of	Person whose relevant	Nature of	relation to	securities	votes
Change	interest changed	change (6)	change (7)	affected	affected
					Common
			AUD$	ADR’s	Stock
19/05/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.15	1,200	24,000
19/05/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.15	1,800	36,000
19/05/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.19	2,800	56,000
20/05/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.15	1,200	24,000
21/05/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.14	1,200	24,000
22/05/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.15	1,900	38,000
22/05/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.15	100	2,000
22/05/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.14	5,000	100,000
22/05/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.15	100	2,000
22/05/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.15	1,348	26,960
22/05/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.15	2,600	52,000
22/05/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.15	2	40
22/05/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.15	48	960
22/05/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.15	2,600	52,000
22/05/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.15	2,500	50,000
22/05/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.15	2,500	50,000
23/05/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.10	151	3,020
23/05/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.10	2,849	56,980
27/05/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.09	3,000	60,000
27/05/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.11	1,700	34,000
27/05/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.10	4,000	80,000
27/05/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.10	100	2,000
27/05/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.10	1,900	38,000

5 of 7

			Consideration	Class &
			given in	No. of	Person’s
Date of	Person whose relevant	Nature of	relation to	securities	votes
Change	interest changed	change (6)	change (7)	affected	affected
				Common	Common
			AUD$	Stock	Stock
3/12/2007	James Michael O’Dwyer	Market Disposition	$0.105	11,000	11,000
3/12/2007	James Michael O’Dwyer	Market Disposition	$0.105	30,000	30,000
4/12/2007	James Michael O’Dwyer	Market Disposition	$0.105	8,679	8,679
4/12/2007	James Michael O’Dwyer	Market Disposition	$0.105	23,500	23,500
4/12/2007	James Michael O’Dwyer	Market Disposition	$0.105	9,821	9,821
5/12/2007	James Michael O’Dwyer	Market Disposition	$0.100	86,195	86,195
5/12/2007	James Michael O’Dwyer	Market Disposition	$0.100	12,700	12,700
5/12/2007	James Michael O’Dwyer	Market Disposition	$0.100	99,041	99,041
5/12/2007	James Michael O’Dwyer	Market Disposition	$0.100	2,064	2,064
5/12/2007	James Michael O’Dwyer	Market Disposition	$0.100	7,936	7,936
5/12/2007	James Michael O’Dwyer	Market Disposition	$0.100	20,000	20,000
5/12/2007	James Michael O’Dwyer	Market Disposition	$0.100	20,000	20,000
5/12/2007	James Michael O’Dwyer	Market Disposition	$0.100	200,000	200,000
12/12/2007	James Michael O’Dwyer	Market Disposition	$0.100	14,000	14,000
12/12/2007	James Michael O’Dwyer	Market Disposition	$0.100	78,000	78,000
13/12/2007	James Michael O’Dwyer	Market Disposition	$0.100	1,000	1,000
13/12/2007	James Michael O’Dwyer	Market Disposition	$0.100	60,000	60,000
13/12/2007	James Michael O’Dwyer	Market Disposition	$0.100	59,000	59,000
14/12/2007	James Michael O’Dwyer	Market Disposition	$0.098	20,000	20,000
14/12/2007	James Michael O’Dwyer	Market Disposition	$0.098	50,000	50,000
22/02/2008	James Michael O’Dwyer	Market Disposition	$0.081	25,000	25,000
22/02/2008	James Michael O’Dwyer	Market Disposition	$0.081	75,000	75,000
25/02/2008	James Michael O’Dwyer	Market Disposition	$0.080	49,500	49,500
25/02/2008	James Michael O’Dwyer	Market Disposition	$0.080	7,500	7,500
13/03/2008	James Michael O’Dwyer	Market Disposition	$0.070	40,000	40,000
17/03/2008	James Michael O’Dwyer	Market Disposition	$0.062	100,000	100,000
9/04/2008	James Michael O’Dwyer	Market Disposition	$0.062	40,000	40,000
9/04/2008	James Michael O’Dwyer	Market Disposition	$0.060	8,500	8,500

6 of 7

			Consideration	Class &
			given in	No. of	Person’s
Date of	Person whose relevant	Nature of	relation to	securities	votes
Change	interest changed	change (6)	change (7)	affected	affected
				Common	Common
			AUD$	Stock	Stock
9/04/2008	James Michael O’Dwyer	Market Disposition	$0.060	25,000	25,000
15/04/2008	James Michael O’Dwyer	Market Disposition	$0.056	3,000	3,000
15/04/2008	James Michael O’Dwyer	Market Disposition	$0.056	37,000	37,000
16/05/2008	James Michael O’Dwyer	Market Disposition	$0.062	33,000	33,000
16/05/2008	James Michael O’Dwyer	Market Disposition	$0.062	30,000	30,000
19/05/2008	James Michael O’Dwyer	Market Disposition	$0.060	150,000	150,000
19/05/2008	James Michael O’Dwyer	Market Disposition	$0.060	10,000	10,000
19/05/2008	James Michael O’Dwyer	Market Disposition	$0.061	2,000	2,000
20/05/2008	James Michael O’Dwyer	Market Disposition	$0.060	70,000	70,000
21/05/2008	James Michael O’Dwyer	Market Disposition	$0.060	40,000	40,000
21/05/2008	James Michael O’Dwyer	Market Disposition	$0.061	20,000	20,000
22/05/2008	James Michael O’Dwyer	Market Disposition	$0.062	40,000	40,000
23/05/2008	James Michael O’Dwyer	Market Disposition	$0.062	80,000	80,000
23/05/2008	James Michael O’Dwyer	Market Disposition	$0.062	20,000	20,000
23/05/2008	James Michael O’Dwyer	Market Disposition	$0.062	160,000	160,000
26/05/2008	James Michael O’Dwyer	Market Disposition	$0.062	20,328	20,328
26/05/2008	James Michael O’Dwyer	Market Disposition	$0.061	2,250	2,250
26/05/2008	James Michael O’Dwyer	Market Disposition	$0.061	100,000	100,000
26/05/2008	James Michael O’Dwyer	Market Disposition	$0.061	8,500	8,500
26/05/2008	James Michael O’Dwyer	Market Disposition	$0.061	9,250	9,250
26/05/2008	James Michael O’Dwyer	Market Disposition	$0.061	750	750
26/05/2008	James Michael O’Dwyer	Market Disposition	$0.061	9,000	9,000
26/05/2008	James Michael O’Dwyer	Market Disposition	$0.061	90,250	90,250
26/05/2008	James Michael O’Dwyer	Market Disposition	$0.061	15,000	15,000
26/05/2008	James Michael O’Dwyer	Market Disposition	$0.060	55,283	55,283
26/05/2008	James Michael O’Dwyer	Market Disposition	$0.060	44,717	44,717
27/05/2008	James Michael O’Dwyer	Market Disposition	$0.060	37,057	37,057
27/05/2008	James Michael O’Dwyer	Market Disposition	$0.060	50,000	50,000

7 of 7

			Consideration	Class &
			given in	No. of	Person’s
Date of	Person whose relevant	Nature of	relation to	securities	votes
Change	interest changed	change (6)	change (7)	affected	affected
				Common	Common
			AUD$	Stock	Stock
27/05/2008	James Michael O’Dwyer	Market Disposition	$0.060	12,943	12,943
28/05/2008	James Michael O’Dwyer	Market Disposition	$0.060	1,395	1,395
28/05/2008	James Michael O’Dwyer	Market Disposition	$0.060	10,000	10,000
28/05/2008	James Michael O’Dwyer	Market Disposition	$0.060	20,000	20,000
28/05/2008	James Michael O’Dwyer	Market Disposition	$0.060	88,605	88,605
28/05/2008	James Michael O’Dwyer	Market Disposition	$0.061	71,395	71,395

/s/ James Michael O’Dwyer
James Michael O’Dwyer

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: June 4, 2008	By:	/s/ Peter Wetzig
	Name:	Peter Wetzig
	Title:	Company Secretary